April 14, 2006

Via U.S. Mail and facsimile at (601) 445-5461

Bazile R. Lanneau, Jr.
423 Main Street, Suite 8
Natchez, Mississippi  39120

       Re:    Britton & Koontz Capital Corporation
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed by Bazile R. Lanneau, et al.
      Filed on April 11, 2006
      File No. 0-22606

Dear Mr. Lanneau:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Statement of Position
1. We note your revisions in response to prior comment 5 and the supplemental support you have provided. Advise us as to what consideration you have given to providing additional background information regarding the historical results you have provided with respect to deposits over the last 5 years. Specifically, is it possible that the results you present could have been impacted by the loss and/or gain of branch offices, which appears to have occurred in each of the counties you present in Table 1? If so, please acknowledge this in the context of your discussion.

2. We note that you discuss the departure of Michael B. Ellard and Mike Mallone in the context of jeopardized morale at the Company. This would seem to imply that Messrs. Ellard and Mallone left for such reasons. Do you know why these persons left? If not, please revise to indicate this so as to remove this implication.

Proposals No. 1 & 2 - Election of Directors
3. We note your revisions in response to prior comment 12 and your indication that "[t]o the extent that cumulative voting is not applicable...the proxy holders will withhold votes for the Company`s
Class III nominee." Please clarify this statement to indicate that that you will withhold votes for the Company`s Class III nominee to the extent cumulative voting is not applicable to all three nominees or the two classes as a whole, otherwise your meaning is not clear.
Please make a similar change in your discussion that appears under "Proxy Procedures."
Proposal No. 4 - Shareholder Proposal to Eliminate Supermajority
Voting Provisions
4. We note your indication that the "staff at TrueCourse" has indicated that the average for institutions such as B&K is in the mid
5`s. Did the staff indicate this outside of the report you provided?
If so, please provide us with support for this statement.

Proxy card
5. We note that you have removed the ability for shareholders to indicate the amount by which they would like their vote cumulated, if different from the manner in which you intend to cumulate their votes. Please advise us as to why you believe this is appropriate.
6. We note your response to prior comment 23, however, your presentation of Proposal 2 is still unclear. Consider whether it might be more appropriate to remove Proposal 2 from your proxy card altogether considering you do not intend to vote in favor of the Company`s Class III candidate if cumulative voting cannot be applied to all three candidates. Otherwise, including it on the proxy card without also including a means for shareholders to vote for or withhold a vote for the nominee is not consistent with Rule 14a-4(b)(2).

Letter to stockholders
7. Please characterize consistently each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also, refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view towards disclosure, by submitting a Schedule 14A that has been annotated with support for each of the assertions made. For example, provide support for your statement that "[t]his defensive and unsubstantiated position of the
Company [referring to stifling shareholder voices] is not acceptable." Please also provide support for your belief that that
Company is engaged in "overt manipulation of cumulative voting guidelines to reduce [y]our chances of obtaining representation on the board of directors."
8. We note your indication that the Company`s materials "contain inaccurate and potentially libelous accusations." This statement implicates Rule 14a-9 which covers false or misleading statements and, in particular, material which directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations. Please disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact me at (202) 551-3264 with any questions. You may also reach me via facsimile at (202) 772-9203.

								Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions
Britton & Koontz Capital Corporation
April 14, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE